January 22, 2018

VIA EDGAR

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Melinta Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 9, 2018
File No. 333-222485

Dear Mr. Gabor:

We are responding to the oral comment on January 17, 2018 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Melinta Therapeutic, Inc.’s (the “Company”) Registration Statement on Form S-3, filed on January 9, 2018, File No. 333-222485 (the “Form S-3”). The Company is concurrently filing Amendment No. 1 to the Form S-3 (the “Amendment”) to respond to the oral comment.

We have set forth the Staff’s oral comment in bold below with the Company’s corresponding response.

1.	Add the following Current Reports on Form 8-K to the list of Current Reports on Form 8-K incorporated by reference in the prospectus: Current Reports on Form 8-K dated February 24, 2017 and December 27, 2017 and the Current Reports on Form 8-K/A dated December 6, 2017 and January 10, 2018.

Response:

In responding to the Staff’s comment, we have revised the disclosure on page 19 to incorporate the above-mentioned Current Reports on Form 8-K and Current Reports on Form 8-K/A by reference.

Very truly yours,

/s/ Paul Estrem

Paul Estrem

Chief Financial Officer

cc:	Sean M. Ewen, Esq. (Willkie Farr & Gallagher LLP)